700 Anderson Hill Road Purchase, New York 10577
Tel. (914) 253-3623 Fax (914) 253-2367
THOMAS H. TAMONEY, JR.
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND ASSISTANT SECRETARY
August 20, 2010
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attention:	Mr. John Reynolds, Assistant Director, Office of Beverages, Apparel and Health Care Services

Re:	PepsiCo, Inc. Form 10-K for Fiscal Year Ended December 26, 2009 Filed February 22, 2010 File No. 001-01183 Schedule 14A Filed March 23, 2010
Dear Mr. Reynolds:
     On behalf of PepsiCo, Inc. (“PepsiCo”), we hereby submit PepsiCo’s supplemental response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 24, 2010 as well as subsequent discussions with the Staff. This supplemental response is a follow-up to PepsiCo’s letter dated July 9, 2010 as filed with the Commission.
     For the convenience of the Staff, the Staff’s comment from the Staff’s June 14, 2010 letter that was referenced in the subsequent discussions between PepsiCo and the Staff is reproduced and is followed by the corresponding supplemental response of PepsiCo.

Mr. John Reynolds
August 20, 2010

Schedule 14, filed March 23, 2010
Executive Compensation
Compensation Discussion and Analysis, page 24
2.	We note your disclosure on pages 32 and 33 that Messrs. Carey, Compton, d’Amore, and White were eligible for incentive plan bonuses based on business unit and division performance and that these targets were “challenging.” While you currently disclose some targets, the unit and division level targets do not appear to be disclosed, even though these appear to represent reportable segments or the combination of reportable segments. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the business unit or division to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Please provide us with your proposed draft disclosure, omitting unknown quantified disclosure.
Supplemental Response:
             As discussed with the Staff and to supplement the response in PepsiCo’s July 9, 2010 letter, PepsiCo respectfully submits the following revised draft of the level-of-difficulty discussion with respect to undisclosed business unit and division performance targets to be used in applicable future proxy statement filings:
For Messrs. Carey, Compton, d’Amore and White, NOPBT, net revenue and cash flow growth targets are not disclosed at the business unit or division level. PepsiCo utilizes multiple year business plans in which these annual business unit and division financial targets typically remain consistent for more than one year. PepsiCo’s 2009 business unit and division targets were intended to be challenging. They were set at levels necessary to deliver PepsiCo’s 2009 core constant currency EPS guidance of six to eight percent and were set after considering: anticipated competitor and retailer growth, the macroeconomic and consumer environment, and category trends derived from analyst projections and historic data. The fact that these business unit and division targets were challenging is demonstrated by the fact that, in the face of difficult macroeconomic conditions, PepsiCo’s EPS guidance assumed growth in all PepsiCo divisions and business units, including in challenging categories such as

Mr. John Reynolds
August 20, 2010

North American beverages that experienced declines the prior year. Consequently, Messrs. d’Amore and White, whose awards reflected PepsiCo Americas Beverages and PepsiCo International performance, were paid 2009 annual incentive awards below target levels.
     As noted in PepsiCo’s July 9, 2010 letter, the draft disclosure set forth above expands the level-of-difficulty discussion included in PepsiCo’s 2010 proxy statement and, for the sake of convenience, assumes the same performance targets and named executive officers as appeared in the 2010 proxy statement.
* * *
     PepsiCo hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) PepsiCo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require additional information or have any questions about this letter, please call me at (914) 253-3623.

Sincerely,
/s/ Thomas H. Tamoney, Jr.
Thomas H. Tamoney, Jr.
Senior Vice President, Deputy General Counsel and Assistant Secretary

cc:    Indra K. Nooyi — Chairman and Chief Executive Officer, PepsiCo, Inc.